Filed pursuant to Rule 424(b)(3) and 424(c)
Registration Statement No. 333-201762

Prospectus Supplement

VOLTARI CORPORATION

1,014,982 SHARES OF COMMON STOCK, ISSUABLE UPON EXERCISE OF COMMON STOCK WARRANTS

This prospectus supplement (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Post-Effective Amendment No. 2 to our Registration Statement on Form S-1, effective as of August 14, 2015 (the “Prospectus”), relating to the issuance of 1,014,982 shares of our common stock, par value $0.001 per share, upon the exercise of outstanding warrants, at an exercise price of $6.50 per whole share. We issued these warrants on April 9, 2013 (at the time we became the successor registrant to Motricity, Inc.) in exchange for the warrants to purchase shares of common stock of Motricity issued on October 11, 2012. As a result of a 1-for-10 reverse stock split, and pursuant to the terms of the Warrant Agreement by and between the Company and American Stock Transfer and Trust Company, as Warrant Agent, dated as of October 11, 2012, ten (10) warrants must be exercised to purchase one (1) share of common stock, at a price of $6.50 per whole share. The Company is not required to issue fractions of shares of common stock upon exercise of the warrants. No securities are being offered pursuant to this prospectus other than 1,014,982 shares of our common stock that will be issued upon exercise of such warrants.

This Prospectus Supplement is being filed in order to incorporate into and to include in the Prospectus the information set forth in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2015, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our common stock is currently traded on the Nasdaq Capital Market, under the symbol “VLTC.” On September 29, 2015, the closing sale price of our common stock was $6.77 per share.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 5 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 30, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 24, 2015

Voltari Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-55419	90-0933943
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

601 W. 26th Street

Suite 415

New York, NY 10001

(Address of Principal Executive Offices, including Zip Code)

(212) 388-5500

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Board of Directors

On September 24, 2015, each of Messrs. Andrew Roberto, James Nelson and Hunter Gary notified Voltari Corporation (the “Company”) of his resignation from the Board of Directors (the “Board”) of the Company and each committee of the Board on which he served, effective September 25, 2015. None of the resignations of Messrs. Roberto, Nelson and Gary was a result of any disagreement with the Company or the Company’s Board.

On September 24, 2015, the Board appointed Mr. Peter Shea as a director of the Company, effective September 25, 2015. The Board also appointed Mr. Shea as Chairperson of the Board, Chairperson of the Compensation and Governance and Nominating Committees and as a member of the Audit Committee.

Mr. Shea, age 64, has served as an operating partner of Snow Phipps, a private equity firm, since 2013. Mr. Shea has served as an operating advisor for OMERS Private Equity (private equity division of the Ontario Municipal Retirement System, one of Canada’s largest pension plans) since 2011. Mr. Shea has served as the Chairman of FeraDyne Outdoors, LLC, a manufacturer and marketer of hunting accessories, and Teasedale Foods, Inc., a Hispanic foods company, since 2014. Mr. Shea has also served as a director of: Hennessy Capital Partners II, a special purpose acquisition company, since 2015; CVR Partners LP (UAN), a nitrogen fertilizer company, since 2014; Give and Go Prepared Foods, a bakery, since 2012; and Viskase Companies (VKSC), a meat casing company, since 2006. Mr. Shea was previously a director of: Hennessy Capital Partners I, a special purpose acquisition company, from 2014 to February 2015; Sitel World Wide Corp., a call center, from 2011 to September 2015; and CTI Foods, a food products processing company, from 2010 to 2014. From 2006 to 2009, Mr. Shea served as President of Icahn Enterprises L.P. (IEP), where he was responsible for its real estate businesses which included rental real estate operations, consisting of retail, office and industrial properties leased to single-corporate tenants, and its residential home development operations, which focused on the construction and sale of single-family homes, custom built homes, multi-family homes and residential lots in subdivisions and planned communities. Icahn Enterprises, Viskase Companies and CVR Partners LP each are indirectly controlled by Carl C. Icahn, the Company’s controlling stockholder. Mr. Shea has an M.B.A. from the University of Southern California and a B.B.A. from Iona College.

There are no arrangements or understandings between Mr. Shea and any other persons pursuant to which he was selected as a director and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Chief Administrative and Accounting Officer

On September 28, 2015, the Board appointed Kenneth Goldmann, age 68, as Chief Administrative and Accounting Officer of the Company, effective as of October 5, 2015.

Mr. Goldmann is a founding partner of Vantage CFO Partners LLC, a company formed in 2014 that provides financial management services to small business clients. Mr. Goldmann served as a partner at Cohn Reznick, a public accounting firm, from 2004 until his retirement in 2013. From 1997 to 2004 he was a partner at BDO Seidman, a public accounting firm. At both Cohn Reznick and BDO Seidman, Mr. Goldmann’s audit clients included real estate investment trusts.

In connection with Mr. Goldmann’s appointment, Mr. Goldmann and the Company entered into an employment offer letter (the “Offer Letter”) and a Non-Disclosure and Intellectual Property Protection Agreement (the “Non-Disclosure Agreement”). Under the terms of the Offer Letter, Mr. Goldmann is entitled to an annual base salary of $175,000. Additionally, Mr. Goldmann is subject to non-disclosure, confidentiality and non-solicitation covenants pursuant to the terms of the Non-Disclosure Agreement.

The foregoing descriptions of the Offer Letter and the Non-Disclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the text of the Offer Letter and the Non-Disclosure Agreement, copies of which are attached to this report as Exhibits 10.1 and 10.2, respectively, and are incorporated herein in their entirety by reference.

There are no arrangements or understandings between Mr. Goldmann and any other persons pursuant to which he was selected as an officer and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

10.1	Offer Letter by and between Voltari Corporation and Kenneth Goldmann, dated September 28, 2015.

10.2	Non-Disclosure and Intellectual Property Protection Agreement by and between Voltari Corporation and Kenneth Goldmann, dated September 28, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLTARI CORPORATION

September 30, 2015	By:	/s/ John Breeman
(Date)		John Breeman
Chief Financial Officer

Exhibit 10.1

Via E-Mail

September 23, 2015

Mr. Kenneth Goldmann

148 Briar Hill Drive

Scotch Plains, NJ 07076

Dear Ken:

Voltari Corporation (the “Company”) is pleased to extend to you this offer letter which explains the details and terms of our employment offer.

Position:	Your position will be Chief Administrative and Accounting Officer, reporting to the Company’s Board of Directors. Your responsibilities may be modified by the Company from time to time.

Location:	Initially, you will be located in the Company’s New York City office, but will transition to your home office when so directed by the Board of Directors.

Effective Date:	Should you accept this offer and satisfy the Company’s contingencies, your employment will begin on October 5, 2015.

Base Compensation:	Your gross semimonthly base salary will be $7,291.67 (calculated to $175,000 annually) subject to deductions required by law or authorized by you, with payroll generation normally on the 15th and the last day of each month. Your position is exempt from overtime under the Fair Labor Standards Act. All of your compensation is subject to deductions required by law.

Benefits:	Other than benefits required by law (such as, workers’ compensation and statutory disability), the Company does not provide benefits.

Employment at Will:	This letter does not constitute a contract or employment agreement. Employment with Voltari is “At Will”. This means that you may resign, or the Company may terminate your employment with or without cause, and with or without prior notice at any time. No representations to the contrary are effective unless in writing and approved by the Company’s Board of Directors. Your employment will be subject to other policies, terms and conditions that may be established by the Company from time to time.

Company Policies:	You must comply with all the policies of the Company in effect during your employment.

Our offer to you expires on September 28, 2015 and is contingent on:

•	Your signature on the enclosed Nondisclosure and Intellectual Property Protection Agreement.

•	Your representing the following:

I.	You are not a party to, or involved in, or under investigation in, any pending or threatened litigation, proceeding or investigation of any governmental body or authority or any private person, corporation or other entity.

II.	You have never been suspended, censured or otherwise subjected to any disciplinary action or other proceeding by any State, other governmental entities, agencies or self-regulatory organization; and

III.	You are not subject to any restriction or agreement whatsoever which would cause you to not be able fully to fulfill your duties under this Agreement.

If you accept our offer, please acknowledge your acceptance by signing below and returning all pages to me.

Sincerely,

/s/ John Breeman
John Breeman
Chief Financial Officer

Accepted:

/s/ Kenneth Goldmann	Date:	9/28/2015
Mr. Kenneth Goldmann

Exhibit 10.2

NONDISCLOSURE AND INTELLECTUAL PROPERTY PROTECTION AGREEMENT

This Agreement (the “Agreement”) is made as of September 28, 2015 (the “Effective Date”), by and between Voltari Operating Corp. a Delaware corporation with its principal place of business at 601 West 26th Street, Suite 415, New York, NY 10001 (“Company”) and the undersigned employee or prospective employee of Company (“Employee”). Company and Employee are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

In consideration of the employment of the Employee by the Company, the disclosure of Confidential Information to Employee by the Company, and of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. “Confidential Information” means any and all tangible and intangible information (whether written or otherwise recorded or oral) of the Company that (a) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; or (b) that the Company designates as confidential or that, given the nature of the information or the circumstances surrounding its disclosure, reasonably should be considered as confidential. Confidential Information includes, without limitation (i) nonpublic information relating to the Company’s technology, customers, business plans, promotional and marketing activities, finances and other business affairs, and (ii) third- party information that the Company is obligated to keep confidential. Confidential Information also includes any of the above mentioned items that are developed or created by Employee during his/her employment with Company, and all Company Intellectual Property.

2. Notwithstanding the above, the term “Confidential Information” shall not include any information that is either:

(a) readily discernible from publicly-available products or literature; or

(b) approved for disclosure by prior written permission of an executive officer of Company.

3. All Confidential Information furnished to Employee will be used solely in connection with performing Employee’s duties to the Company, will not be discussed with other persons without Company’s express written authorization, will not be used in any way directly or indirectly except in furtherance of the Company’s business, and will be kept confidential by Employee.

4. Employee may disclose Confidential Information as required to comply with binding orders of governmental entities that have jurisdiction over it or as otherwise required by law, provided that Employee (i) gives the Company reasonable written notice to allow the Company to seek a protective order or other appropriate remedy (except to the extent Employee’s compliance with the foregoing would cause it to violate a court order or other legal requirement), (ii) discloses only such information as is required by the governmental entity or otherwise required by law, and (iii) and best efforts to obtain confidential treatment for any Confidential Information so disclosed. Nothing in this policy prohibits Employee from reporting any possible violations of federal law or regulation to any government agency or entity, including but not limited to the Department of Justice and the Securities and Exchange Commission, or making any other disclosures that are protected under the whistleblower provisions of federal law or regulation. Employee is not required to notify the Company that he/she will make or have made such reports or disclosure(s).

5. If Company so requests at any time, Employee will return promptly to Company all copies, extracts, or other reproductions in whole or in part of the Confidential Information in the possession of Employee. All Documents (defined to include not only paper documents but also data stored in computer memory, or on microfilm, microfiche, magnetic tape, disk or other medium, e-mails and any soft documents) that Employee prepares in connection with his/her duties as an employee of the Company, and all Confidential Information that may be given to him/her in the course of his/her employment, are and shall remain the sole property of the Company. Except as necessary in the performance of Employee’s duties, all Documents (including copies of Documents) containing Confidential Information shall be and remain in the Company’s sole possession on the Company’s premises and shall not be copied or removed from the Company’s premises. Upon termination of his/her employment with the Company, Employee shall return to the Company all Documents, including all copies thereof, in Employee’s possession or control.

6. Employee understands and acknowledges that Company is not and will not be making any representation or warranty, express or implied, as to the accuracy or completeness of any furnished Confidential Information, and Company does not and will not have any liability to Employee or any- other person resulting from any reliance upon or use of, or otherwise with respect to, any furnished Confidential Information.

7. Employee shall notify Company immediately upon discovery of any unauthorized disclosure of Confidential Information, use of Confidential Information other than as permitted hereunder, or any other breach of this Agreement. Employee will cooperate with Company in every reasonable way to help Company regain possession of its Confidential Information and prevent further unauthorized use.

8. All Confidential Information shall remain the exclusive property of Company. Company retains all rights and remedies afforded it under patent, copyright, trade secret, trademark, and any other applicable laws of the United States and the states thereof or any applicable foreign countries, including, without limitation, any laws designed to protect proprietary or confidential information. This Agreement does not grant to Employee any express or implied right to any of Company’s Intellectual Property.

9. Intellectual Property.

(a) “Intellectual Property” means any invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, formula, data, design, technique, know-how. trade secret, idea or other intellectual property right whatsoever or any interest therein, whether or not patentable or registrable under copyright, trademark or similar statutes or subject to analogous protection.

(b) Employee agrees to promptly disclose and describe to Company all Intellectual Property that Employee may solely or jointly conceive, create, discover, develop, or reduce to practice during the period of undersigned’s employment with Company (i) that relate at the time of conception, development or reduction to practice to Company’s business or actual or demonstrably anticipated research or development, (ii) that were developed, in whole or in part, on Company’s time or with the use of any of Company’s equipment, supplies, facilities or Confidential Information, or (iii)

that result from any work Employee performed for Company (“Company Intellectual Property”). All Company Intellectual Property and the benefits thereof are the exclusive property of Company and its assigns, as works made for hire or otherwise. Employee hereby assigns to Company all rights Employee may have or may acquire in the Company Intellectual Property without further compensation and shall communicate, without cost or delay, and without disclosing to others the same, all available information relating thereto (with all necessary plans and models) to the Company. The Employee also waives and agrees never to assert any moral rights the Employee may have in any Company Intellectual Property, even after termination of the Employee’s work for the Company.

(c) Employee recognizes that Intellectual Property relating to his/her activities while working for Company and conceived or made by him/her, alone or with others, within one year after termination of his/her employment, may have been conceived or made in significant part while employed by Company. Accordingly, Employee agrees that such Intellectual Property Rights shall be presumed to have been conceived during his/her employment with Company and arc to be assigned to Company as Company Intellectual Property unless and until Employee has established the contrary. Employee agrees to disclose promptly in writing to Company all Intellectual Property made or conceived by him/her for one (1) year after his/her employment terminates, whether or not he/she believes such Intellectual Property is subject to this Agreement, to permit a determination by Company as to whether or not the Intellectual Property should be the property of Company. Any such information will be received in confidence by Company.

(d) Employee agrees to perform, during and after his/her employment, all acts deemed necessary or desirable by Company to permit and assist it, at its expense, in perfecting and enforcing the full benefits, enjoyment, rights and title throughout the world in the Company Intellectual Property. Such acts may include, but are not limited to, execution of documents and assistance or cooperation in the registration and enforcement of applicable patents and copyrights or other legal proceedings.

(e) In the event that Company is unable for any reason whatsoever to secure Employee’s signature to any lawful and necessary document required to apply for or execute any patent, copyright or other applications with respect to any Company Intellectual Property (including improvements, renewals, extensions, continuations, divisions or continuations in part thereof), Employee hereby irrevocably appoints Company and its duly authorized officers and agents as his/her agents and attorneys-in-fact to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights or other rights thereon with the same legal force and effect as if executed by Employee.

10. Restrictive Covenants.

(a) During his/her employment with the Company, Employee will not participate, directly or indirectly, as a partner, officer, director, stockholder, consultant, employee, agent, independent contractor or otherwise, in any business that is directly or indirectly competitive with the business of the Company. This restriction includes, without limitation, a prohibition against Employee soliciting or attempting to solicit, directly or indirectly, any person or entity who is a customer or prospect of the Company or provides goods or services to the Company for the purpose of inducing the person or entity to cancel, reduce, or replace services with the Company or otherwise restrict their business with the Company. Notwithstanding the foregoing, Employee may hold up to five percent (5%) of the issued and outstanding publicly traded securities of any company without being deemed in violation of this restriction.

(b) Employee further covenants and agrees that, for two (2) years after the termination of his/her employment with the Company, by either party and regardless of reason, Employee will not solicit or attempt to solicit, directly or indirectly, any person or entity who, during Employee’s employment with the Company, was a customer of the Company and with whom Employee served or had contact relating to the Company’s operations; and/or provided goods or services to the Company upon which the Company relied in the development of its product or services and with whom Employee had contact relating to the Company’s operation’s. Such solicitation or attempted solicitation is prohibited under this covenant if the purpose of such solicitation or attempted solicitation is for the inducement of the person or entity to cancel, reduce, or replace services obtained through the Company or otherwise restrict their business with the Company.

11. Employee shall not make, use or permit to be used any Company Property otherwise than for the benefit of the Company. The term “Company Property” shall include all notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, software code, data, computers, cellular telephones, pagers, credit and/or calling cards, keys, access cards, documentation or other materials of any nature and in any form, whether written, printed, electronic or in digital format or otherwise, relating to any matter within the scope of the Company’s business or concerning any of its dealings or affairs and any other Company property in Employee’s possession, custody or control. Employee acknowledges and agrees that all Company Property shall be and remain the sole and exclusive property of the Company. Immediately upon the termination of Employee’s employment with the Company, or at such earlier time as the Company may request, Employee shall deliver all Company Property in Employee’s possession or control, and all copies thereof, to the Company.

12. Employee represents and warrants to Company that, except as disclosed on Exhibit A attached hereto, Employee’s employment by Company is not prohibited or restricted in any way by any noncompetition, nondisclosure or other agreement. To the extent that Employee possesses any non- public information relating to any previous employer. Employee covenants that Employee will not (i) disclose any such information to Company or any of its employees or affiliates, or (ii) use any such information in any way in the course of Employee’s employment with Company.

13. Employee further acknowledges that:

(a) irreparable injury and damage will result from unauthorized disclosure of Confidential Information and from uses of Confidential Information other than in pursuance of the Business Purpose;

(b) monetary damages may not be sufficient remedy for unauthorized disclosure of Confidential Information; and

(c) Company shall be entitled, without waiving any additional rights or remedies available to it at law, in equity, or by statute, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

14. Employee agrees to indemnify, defend, and hold harmless Company from and against any claim, loss, liability, damage or expense, including but not limited to Company’s reasonable attorneys’ fees, arising out of or connected with any breach of this Agreement by Employee.

15. The Employee understands that Company’s offer of employment is for no definite term and that the Employee’s employment is terminable at will by the Employee or Company at any time, with or without cause. Employee acknowledges and agrees that the restrictions and obligations in this Agreement are separate from and independent of any employment agreement that may be executed between Employee and the Company and that termination of employment shall not, under any circumstances, terminate, invalidate or limit Employee’s obligations under this Agreement.

16. This Agreement shall be construed in accordance with and controlled by the laws of the State of New York, without regard to its or any other jurisdiction’s laws governing conflicts of law.

17. All agreements and covenants contained herein are severable, and if any of them shall be held to be invalid by a competent court, this Agreement shall be interpreted as if such invalid agreement or covenant were not contained herein. Subject to the foregoing, all terms and conditions of this Agreement will be deemed enforceable to the fullest extent permissible under applicable law, and, when necessary, the court is requested to reform any and all terms or conditions to give them such effect.

18. All obligations created by this Agreement shall survive any change or termination of the Parties’ employment relationship, if one exists or arises.

19. This Agreement may be assigned by Company in the event of any sale of its business as a going concern. This Agreement will inure to the benefit of and be binding upon the Parties and their successors and assigns.

20. The provisions of this Agreement constitute the entire Agreement between Employee and Company regarding the subject matter hereof, which Agreement cannot be varied except by writing signed by both parties. Notwithstanding the foregoing, in the event that the Company and Employee has entered into a written employment agreement containing terms materially different from the terms hereof, the terms most favorable to the Company shall control unless the parties expressly refer to this section and specify their intent to override it.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day first written above.

VOLTARI OPERATING CORP.		EMPLOYEE

By:	/s/ John Breeman	/s/ Kenneth Goldmann

Name:	John Breeman	Name:	Kenneth Goldmann

Title:	Chief Financial Officer

EXHIBIT A

NONCOMPETITION AGREEMENTS

The undersigned Employee hereby certifies that Employee is not bound by any noncompetition or similar agreements except those listed below, if any:

NONE.

Complete executed copies of all agreements listed above have been provided to Company for review.

/s/ Kenneth Goldmann

Employee

Date:	9/28/2015